January 13, 2006


Mr. Mark E. Baldwin
Chief Executive Officer
Veritas DCG Inc.
10300 Town Park
Houston, TX 77072

	Re:	Veritas DCG Inc.
		Form 10-K for Fiscal Year Ended July 31, 2005
Filed October 12, 2005
		File No. 1-7427

Dear Mr. Baldwin:

      We have reviewed your filings and have the following comment.
We have limited our review of your filing to those issues we have addressed in our comments Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended July 31, 2005

Note 3 Long-term Debt, page 35

1. We note your response to prior comment four. We understand from our phone conference with you on January 3, 2004, and your disclosures in your filing, that the conversion option includes registration rights with a liquidating damage provision. Please indicate the terms and conditions of the liquidating damage provision and quantify the potential maximum penalty value at the date of issuance. Demonstrate whether the penalty is significant such that it would not represent a reasonable discount between the fair values of settling in registered shares versus unregistered shares. Also tell us how you considered EITF 00-27 regarding your contingent conversion option.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief


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Mr. Mark E. Baldwin
Veritas DCG Inc.
January 13, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE